UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. _______)*

Hillenbrand Industries, Inc.

(Name of Issuer)

Common Stock, without par value

(Title of Class of Securities)

431573104

(CUSIP Number)

Peter A. Langerman

Franklin Mutual Advisers, LLC

101 John F. Kennedy Parkway

Short Hills, New Jersey 07078-2789

973.912.2000

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

July 7, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13.d-1(g), check the following box ☒.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or

CUSIP No. 431573104

otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1. NAMES OF REPORTING PERSONS.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

Franklin Mutual Advisers, LLC

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [	]

(b) ☒

3. SEC USE ONLY

4. SOURCE OF FUNDS

See Item 3

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

PURSUANT TO ITEMS 2(d) OR 2(e)

6. CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7. SOLE VOTING POWER

4,278,130 (See Item 5)

8. SHARED VOTING POWER

None (See Item 5)

9. SOLE DISPOSITIVE POWER

4,278,130 (See Item 5)

10. SHARED DISPOSITIVE POWER

None (See Item 5)

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,278,130

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

CERTAIN SHARES

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.0%

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14. TYPE OF REPORTING PERSON

IA

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Item 1. Security and Issuer

This statement relates to the common stock, without par value (the “Common Stock”), of Hillenbrand Industries, Inc., an Indiana corporation (the “Issuer”), whose principal executive offices are located at 1069 State Route 46 East, Batesville, Indiana 47006-8835.

Item 2. Identity and Background

(a) Name:

Franklin Mutual Advisers, LLC (“FMA”)

(b) State of Organization:

Delaware

(c) Principal Business:

An investment adviser registered with the SEC and investment manager to a number of open-end investment companies or other managed accounts.

Address of Principal Office:

101 John F. Kennedy Parkway
Short Hills, New Jersey 07078-2789

(d) Criminal Convictions:

None

(e) Civil Proceedings:

None

(a-f): The name, residence or business address, and the principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each executive officer and each controlling person, if any, of the reporting person named above is set forth in Exhibit A hereto. To the best knowledge of the person listed in Item 2 hereof, each person listed on Exhibit A is a United States citizen except where otherwise noted and, during the last five years, no person listed in Exhibit A (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future

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violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The securities reported herein were acquired with funds of approximately $226.9 million (including brokerage commissions). All such funds were provided from investment capital of FMA’s respective investment management clients.

Item 4. Purpose of Transaction

FMA acquired the Common Stock for investment purposes. FMA continues to take an active interest in the business and affairs of the Issuer commensurate with its investment management clients’ equity interest, including regular communications with the Issuer. On July 7, 2006, FMA sent a letter to the Issuer, a copy of which is attached as Exhibit C hereto. Other than as described in the two previous sentences, FMA has no present plans or proposals which relate to or that would result in any of the actions or transactions described in paragraphs (a) through (j) of the instructions to Item 4 of Schedule 13D. FMA may in the future acquire additional shares of Common Stock or other securities of the Issuer, in the open market, in privately-negotiated purchases or otherwise, and may also, depending on then current circumstances, dispose of all or a portion of the Common Stock beneficially owned by it in one or more transactions. Additionally, FMA reserves the right from time to time to formulate plans or proposals regarding the Issuer or any of its securities and to carry out any of the actions or transactions described in paragraphs (a) through (j) of the instructions to Item 4 of Schedule 13D, to the extent deemed advisable by FMA.

Item 5. Interest in Securities of the Issuer

(a-b) The 4,278,130 shares of Common Stock of the Issuer (the “Securities”), representing 7.0% of the outstanding Common Stock, are beneficially owned by one or more open-end investment companies or other managed accounts of FMA.

Investment management contracts with FMA’s investment management clients grant to FMA sole voting and investment power over the securities owned by or on behalf of its investment management clients, including sole power to dispose of such securities. Therefore, FMA may be deemed to be, for purposes of Rule 13d-3 of the Act, the beneficial owner of the Securities.

FMA is a limited liability company, the managing member and sole member of which is Franklin/Templeton Distributors, Inc., which in turn is a wholly-owned subsidiary of Franklin Resources, Inc. ("FRI"). Beneficial ownership by investment management subsidiaries and other affiliates of FRI is being reported in conformity with the guidelines articulated by the SEC staff in Release No. 34-39538 (January 12, 1998) relating to organizations, such as FRI, where related entities exercise voting and investment powers over the securities being reported independently from each other. The voting and

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investment powers held by FMA are exercised independently from FRI (FMA’s parent holding company) and from all other investment management subsidiaries of FRI (FRI, its affiliates and investment management subsidiaries other than FMA are, collectively, “FRI affiliates”). Furthermore, internal policies and procedures of FMA and FRI establish informational barriers that prevent the flow between FMA and the FRI affiliates of information that relates to the voting and investment powers over the securities owned by their respective investment management clients. Consequently, FMA and the FRI affiliates report the securities over which they hold investment and voting power separately from each other for purposes of Section 13 of the Act.

Charles B. Johnson and Rupert H. Johnson, Jr. (the "Principal Shareholders") each own in excess of 10% of the outstanding common stock of FRI and are the principal stockholders of FRI. However, because FMA exercises voting and investment powers on behalf of its investment management clients independently of FRI, the Principal Shareholders, and their respective affiliates, beneficial ownership of the securities being reported by FMA is being attributed only to FMA. FMA disclaims any pecuniary interest in any of the Securities. In addition, the filing of this statement on behalf of FMA should not be construed as an admission that it is, and it disclaims that it is, the beneficial owner, as defined in Rule 13d-3, of any of the Securities.

Furthermore, FMA believes that it is not a "group" with FRI, the Principal Shareholders, or their respective affiliates within the meaning of Rule 13d-5 under the Act and that none of them are otherwise required to attribute to each other the beneficial ownership of the Securities held by any of them or by any persons or entities for whom or for which FRI subsidiaries provide investment management services.

(c) Other than the transactions described in Exhibit B of this statement, neither FMA nor, to the best of its knowledge, any of the persons listed in Exhibit A, have effected any transactions in the Common Stock during the 60-day period preceding the date this statement was filed.

(d) No person other than the respective investment management clients of FMA is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities being reported herein.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as disclosed above, no persons named in Item 2 herein, nor to the best of such person's knowledge, no person named in Exhibit A hereto, has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

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Item 7. Material to Be Filed as Exhibits

Exhibit A: Executive Officers of Reporting Person

Exhibit B: Transactions in the Past Sixty Days

Exhibit C: July 7, 2006 letter from FMA to Issuer’s Board of Directors

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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 10, 2006

Franklin Mutual Advisers, LLC

/s/ Bradley D. Takahashi____

Name: Bradley D. Takahashi

Title: Vice President

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EXHIBIT A

EXECUTIVE OFFICERS OF REPORTING PERSON

Except where otherwise noted, each of the individuals named below is a citizen of the United States with a principal business address as indicated below.

Name	Principal Occupation	Residence or Business Address
Peter A. Langerman	Chairman, President and Chief Executive Officer, FMA	Franklin Mutual Advisers, LLC 101 John F. Kennedy Parkway Short Hills, New Jersey 07078-2789
James R. Baio	Executive Vice President, Chief Financial Officer and Treasurer, FRI; Senior Vice President and Chief Financial Officer, FMA	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Kenneth A. Lewis	Vice President - Enterprise Risk Management, FRI; Treasurer, FMA	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Michael J. Embler	Senior Vice President and Chief Investment Officer, FMA	Franklin Mutual Advisers, LLC 101 John F. Kennedy Parkway Short Hills, New Jersey 07078-2789
Bradley D. Takahashi	Vice President, FMA	Franklin Mutual Advisers, LLC 101 John F. Kennedy Parkway Short Hills, New Jersey 07078-2789
Philippe Brugere-Trelat (citizen of France)	Vice President, FMA	Franklin Mutual Advisers, LLC 101 John F. Kennedy Parkway Short Hills, New Jersey 07078-2789
Shawn M. Tumulty	Vice President, FMA	Franklin Mutual Advisers, LLC 101 John F. Kennedy Parkway Short Hills, New Jersey 07078-2789
Barbara J. Green	Vice President, Deputy General Counsel and Secretary, FRI; Secretary, FMA	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Timothy S. Stearns	Chief Compliance Officer, FMA; Chief Compliance Officer for FRI and its direct and indirect subsidiaries	Templeton Worldwide, Inc. 500 East Broward Blvd. Fort Lauderdale, FL 33394-3091

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FRI: Franklin Resources, Inc.

One Franklin Parkway
San Mateo, CA 94403-1906

Parent company of a number of investment managers and administrative companies providing investment management and other services to the Franklin Templeton Group of Funds, managed accounts and other investment products.

FMA: Franklin Mutual Advisers, LLC

101 John F. Kennedy Parkway
Short Hills, New Jersey 07078-2789

An investment adviser registered with the SEC and investment manager to a number of open-end investment companies or other managed accounts, including the Franklin Mutual Series Fund Inc. FMA is a limited liability company, the managing member and sole member of which is Franklin/Templeton Distributors, Inc., which in turn is a wholly-owned subsidiary of FRI.

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EXHIBIT B

TRANSACTIONS IN THE PAST SIXTY DAYS

Each of the transactions described below was a sale by FMA of Common Stock of the Issuer in the open market.

Date of Transaction	Number of Shares	Price per Share (1)

05/16/06	1,530	$51.4147
06/01/06	1,410	$50.8200
06/27/06	690	$47.8283

(1) Price excludes commission.

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EXHIBIT C

[FRANKLIN MUTUAL ADVISERS, LLC LETTERHEAD]

July 7, 2006

The Board of Directors

c/o Mr. Rolf A. Classon, Chairman

Hillenbrand Industries, Inc.

1069 State Route 46 East

Batesville	IN	47006-9167

VIA EMAIL: investors@hillenbrand.com

To the Board of Directors of Hillenbrand Industries, Inc.

Franklin Mutual Advisers, LLC manages accounts that own 4,278,130 shares of Hillenbrand Industries, Inc. We are long-term shareholders that have owned shares in the company since 2003. We understand that management will present the preliminary conclusions from its strategic review at the July board meeting. As the company’s largest shareholder, we are writing this letter to share our views on actions we believe the company should take to enhance shareholder value. Specifically, we feel that a spin-off of the Batesville subsidiary to shareholders is a necessary step that would provide very tangible benefits to shareholders. We also believe that such a step would be in the best interests of management and employees, creating a true “win-win” for all constituencies.

Batesville has performed solidly over the past few years, improving its operating earnings and margins. The company’s manufacturing processes have been favorably cited in the Harvard Business Review and the division’s strong market position has enabled it to offset rising commodity costs through pricing. However, the strong performance of this business has been overshadowed by numerous issues at Hill-Rom.

The performance of Hill-Rom, in contrast to Batseville, has been extremely disappointing. Integration issues following a significant acquisition and the underperformance of the European operations have resulted in fluctuating operating margins and earnings. Additionally, the division has taken significant charges to settle two antitrust suits, resulting in payments that equate to 19% of the company’s current market capitalization.

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Hillenbrand’s current structure is not optimal from either the perspective of shareholders or management. The company’s stock price is penalized because shareholders wanting exposure to Hillenbrand’s funeral casket operations have no choice but to accept exposure to the hospital equipment and rental markets. Conversely, those who might seek exposure to the healthcare operations would be deterred by the company’s casket business.

Spinning off Batesville to shareholders will help realize the true value of this business that is not possible within the existing company structure. As a pure play funeral casket company, we believe that Batesville would command a valuation by investors that is more reflective of the intrinsic value of this division. In addition, with its stable earnings stream and stable end markets, the board of the newly created company would be able to leverage Batesville’s balance sheet and pay a special dividend to shareholders.

With so many issues at the company’s healthcare division, the spin-off of Batesville will enable Hill-Rom’s management team and board of directors to focus more effectively on the markets and drivers of the healthcare businesses. The company will have its own acquisition currency and can position itself as a growth company in the healthcare universe.

We urge the board to act expeditiously on a spin-off and recapitalization of Batesville. This is in the best interests of shareholders, management and the company’s employees. We look forward to further discussion with you on this subject.

Sincerely,

Michael J. Embler	Katrina S. Dudley

Chief Investment Officer

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